UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 001-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of Registrant’s Name into English)

Commerce Court, Toronto, Ontario, M5L 1A2, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577):

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF
COMMERCE

Date: August 31, 2005

	By:	/s/ Linda A. Wallace
	Name:	Linda A. Wallace
	Title:	Authorized Signatory

	By:	/s/ William Haney
	Name:	William Haney
	Title:	Authorized Signatory

Exhibit Index

Exhibit
Number	Description of Document

99.1

Opinion of Mayer, Brown, Rowe & Maw LLP as to the tax matters required by the Distribution Agreement, dated February 16, 2005, among Canadian Imperial Bank of Commerce and the Agents party thereto from time to time, which was filed with the Commission on Form 6-K on March 31, 2005.